

July 11, 2011

Via E-mail
John De Meritt, Chief Executive Officer
Francesca's Holdings Corporation
c/o Francesca's Collections, Inc.
3480 W. 12th Street
Houston, TX 77008

> **Re:** **Francesca's Holdings Corporation**
> **Amendment 3 to Form S-1**
> **File No. 333-173581**
> **Filed July 5, 2011**

Dear Mr. De Meritt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50
Liquidity and Capital Resources, page 63
Cash Flow, page 63
Investing Activities, page 65
Thirteen Weeks Ended April 30, 2011 Compared to Thirteen Weeks Ended May 1, 2010, page 65

1. We note in your revised disclosure in response to prior comment four of our letter dated June 29, 2011 that "[your] capital expenditures for the new boutiques opened during the thirteen weeks ended April 30, 2011 totaled $7.3 million, of which $6.2 million were incurred in the thirteen weeks ended April 30, 2011." Please tell us the period(s) in which you incurred and you paid the $1.1 million difference.

Critical Accounting Policies, page 72
Stock-based Compensation, page 74

2.   We note your discussion of the significant factors contributing to the estimated IPO price range per share being substantially in excess of the December 2010 per share price of $10.19 in your response letter dated July 1, 2011. Please confirm to us that you will discuss the significant factors contributing to the difference in future amendments to your Form S-1 that include the estimated IPO price range per share.

Capitalization, page 43

3.   We note in the pro forma capitalization provided in your response letter dated July 1, 2011 that total capitalization increased by $1,472,000, and that cash and cash equivalents decreased by $28,000. Please tell us if the increase in capitalization represents the net offering proceeds after deductions, and reconcile for us the decrease in cash and cash equivalents. Also confirm to us that you will include a footnote to your capitalization disclosure to describe what the decrease in cash and cash equivalents represents in future amendments to your Form S-1 that include the pro forma capitalization.

Dilution, page 44

4.   We note in the dilution table provided in your response letter dated July 1, 2011 that the pro forma net tangible book value per share after the offering does not give effect to the refinancing of your outstanding debt of $92.6 million as of April 30, 2011. We further note on page 40 of your Form S-1/A3 that the terms of your existing senior secured credit facility require you to apply the net proceeds of the offering to prepay your existing loans in an amount equal to such net proceeds.   Please tell us why your pro forma net tangible book value does not give effect to the refinancing of your outstanding debt in connection with the offering. In this regard, it appears to us that the use of net proceeds to pay down your existing debt would impact your net tangible book value.

Business, page 83

5.   We note your response to comment 5 of our letter dated June 29, 2011, and reissue it. We note your disclosure on page 86 that "tenant allowances will continue to be available at levels comparable to those of recent periods based on real estate industry practices over the past twenty years under varying economic conditions." Please revise to clarify whether your $70,000 tenant allowance projection disclosed on pages 51 and 65 is based on "recent periods" and explain why you believe you will receive similar tenant allowances in the future. As noted on pages 13 and 20, you disclose that it will be difficult to negotiate favorable tenant allowances in an improving real estate market and that you have recently been able to negotiate favorable tenant allowances because of the

recent unfavorable commercial real estate market. It is unclear how industry practices over the past twenty years or your management's experience factors in your projection.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director